KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended September 30, 2007

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KEEGAN RESOURCES INC.

Management Discussion & Analysis

Six months ended September 30, 2007

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of November 14, 2007 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2007 and 2006 and the unaudited interim consolidated financial statements and related notes thereto of the Company, as at and for the six months ended September 30, 2007 and 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a “Venture Issuer”, as defined in NI 51-102.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company recently announced that it has been judicious in its protection of the capital it has on hand. The Company has been investing only in Banker’s Acceptance Notes and has no investments in asset backed commercial paper which is currently experiencing liquidity issues.

Effective October 2, 2007, the Company appointed Mark Orsmond as a new Director in place of Tony Ricci who remains the current CFO. Mr. Orsmond is a professional accountant, qualified in both Canada and South Africa. Mr. Orsmond has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada.

As at the date hereof, the Company has mining interests in  West Africa and has entered into the following agreements as at September 30, 2007:

1.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

(a)

Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sammetro on production (obligation renegotiated, see below).

(b)

Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

-40,000 common shares of the Company to Sammetro upon Exchange approval

 (issued);

-120,000 common shares of the Company to Sammetro on May 3, 2007;

-240,000 common shares of the Company to Sammetro on May 3, 2008; and

-380,000 common shares of the Company to Sammetro on May 3, 2009.

The obligation has been renegotiated. See below.

(c)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008; and

-$1,000,000 by May 3, 2009.

The obligation has been renegotiated. See below.

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the six months ended September 30, 2007, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. The Company paid US$85,000 during the period and issued 4,000 common shares of the Company subsequent to the period as finder’s fees with respect to the renegotiation of the option agreement.

The Property:

On October 25, 2007, the Company reported the initial resource estimation at the Esaase gold property in southwest Ghana. The resource includes 1.43 million ounces in an inferred category and 0.24 million ounces in an indicated category at an average grade of 1.4 g/t Au applying a 0.6 g/t Au cut-off.  A total of 151 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. Database verification, grade shell geometry, variography, and multiple indicator kriging were executed by the Perth office of Coffey Mining (formerly RSG Global) working in concert with technical personnel from Keegan.

The deposit remains open along strike, down dip and at depth.  In the coming months Keegan plans to continue to expand the resources by systematically drilling outside the area outlined by the initial estimation. In 2008 Keegan will add a second drill to commence the infill drilling in order to bring the current inferred resources to the indicated category.  Please see www.keeganresources.com for a map.

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate1.

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Mozs)
Indicated
0.4	6.9	1.2	0.26
0.6	5.4	1.4	0.24
0.8	4.0	1.6	0.21
1.0	2.9	1.9	0.18
Inferred
0.4	43.9	1.1	1.62
0.6	31.9	1.4	1.43
0.8	23.2	1.7	1.24
1.0	17.1	1.9	1.06

1Estimation panels are 10mE by 40mN by 5mRL.  Selective mining units are 5mE by 16mN by 2.5mRL.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  Core portions of the drill holes consist exclusively of HQ core.  They were logged and sawn on site with half samples sent to the lab.  All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs show precision to within 10% of the stated value on all of the standards emplaced by Keegan and Coffey Mining.  Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wire-framing of the grade shells, and performed the variography, block modeling, multiple indicator kriging and resource estimate and has approved this news release.  A top cut of 13g/t Au was applied to the Footwall portion of the mineralized zone and 10 g/t Au to the Hanging wall portion.  Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining.

The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

2.

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the period, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Property:

On October 17, 2007, the Company provided an update and released the latest results of step out soil sampling at the Mangoase anomaly, infill soil sampling at the NW anomaly and augur drilling on the Bia anomaly at the Asumura Property in southwest Ghana. (See map at www.keeganresources.com)

At the Mangoase anomaly, 13 new step out soil lines at 400 meter spacing all returned values of greater than 25 ppb Au (up to 327 ppb Au) from lateritic soils despite the fact that much of the soil was covered by alluvium and colluvium in low lying terrain.  This new data reveals that the Mangoase structure is mineralized along its entire 16 km structural length on the Asumura property.

At the NW anomaly, in similar terrain, infill soils (to 200 meter spacing) confirmed and strengthened the anomaly: the majority of lines in this area have 2 or more consecutive 50+ ppb Au samples with values as high as 278 ppb Au which are very encouraging results for geochemical anomalies in laterite soils.

At the Bia fault/target area, augur testing at 400 meter centers of the two most prospective IP anomalies (see NR dated April 11, 2007) discovered both gold in soil and gold in saprolitic bedrock in each line that was able to penetrate beneath the often deep alluvial and organic cover.  The saprolite samples as high as 241 ppb Au, are either aligned linearly on the magnetic break that describes the structure (Anomaly A-1) or parallel to the structure (A-2) and compliments the resistivity anomalies in these areas very well (please see http://www.keeganresources.com for maps of the Mangoase, NW, and Bia Target Areas).

Keegan plans to fly an airborne electromagnetic study (VTEM) over the entire property, while it continues to enhance and extend the geochemical anomalies, all in preparation for an extensive drill program poised to start in the first quarter of 2008.

All soils and augur samples are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.  Augur samples are taken at one meter intervals down the hole and are logged according to regolith as alluvium, colluvium, soil, saprolite or some combination.

Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's Qualified Person on the property.

1.3

Selected Annual Information

Please refer to the Company’s Management Discussion and Analysis for the year ended March 31, 2007.

1.4

Results of Operations

During the period, the Company reported a loss of $1,236,041 or $0.05 per share compared to a loss of $1,060,707 or $0.08 per share during the same period in the previous year, representing an increase in loss by $175,334. The increase in loss during the period resulted from an increase in general and administrative expenses of $351,911 offset by an increase in other items of $176,577.

Other items during the period included interest and other income of $74,086 and a gain on sale of short-term investments of $109,204. Other items during the same period in the prior fiscal year included interest and other income of $7,449 and a write-off of interest in resource properties of $436.

General and administrative expenses increased by $351,911, from $1,067,720 during the six months ended September 30, 2006 to $1,419,631 during the six months ended September 30, 2007. This increase resulted from increases in amortization of $6,634, bank charges and interest of $4,696, consulting fees, directors’ fees and wages and benefits of $119,411, foreign exchange loss of $292,627, office, rent and administration of $41,460, professional fees of $23,872, transfer agent and shareholder information of $15,822, stock-based compensation of $223,584 offset by decreases in regulatory fees of $7,007 and travel, promotion and advertising of $369,187. The over-all increase in general and administrative expenses during the period was primarily attributable to increased corporate activity as a result of the Company’s ongoing active exploration programs.

Amortization increased by $6,634 as a result of purchases of new furniture and equipment for the Ghana office and related depreciation of assets.

The increase in bank charges and interest of $4,696 resulted from various wire transfer and service fees charged to the Ghana bank accounts.

Consulting fees, directors’ fees and wages and benefits increased by $119,411 mainly as result of an increase in consulting fees and wages and benefits. Consulting fees increased as a result of monthly fees paid to an investor relations firm and other consultants who provide ongoing services related to corporate governance and other corporate support to fulfill the Company’s regulatory requirements. Wages and benefits increased due to the Company’s hiring of personnel in support of its increasing exploration operations in Ghana. During the same period in the previous year, consulting fees were paid to various parties in connection with various due diligence performed relating to potential acquisitions. No directors’ fees were paid during the current and prior periods.

The Company’s reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Ghanaian Cedi. The Company’s exploration programs and operations in Ghana have substantially increased during the current period, and as a result, the Company recognized a foreign exchange loss of $309,654 during the six months ended September 30, 2007. A foreign exchange loss of $17,027 was recorded during the same period in the prior fiscal year.

The increase in office, rent and administration by $41,460 was a result of the Company’s establishment of new offices in Ghana.

Transfer agent and shareholder information increased by $15,822 due to increased stock transfer activity and an increase in press releases disseminated during the period.

The increase in stock-based compensation by $223,584 was a result of the recording of costs related to vested options during the period which included the granted options in fiscal 2007 of 1,230,000 stock options at $2.44 per share, 100,000 stock options at $2.85 per share and 19,000 stock options at $3.38 per share to directors, officers and consultants of the Company.

Professional fees increased by $23,872 as a result of legal and accounting fees paid or accrued in connection with the Company’s listing application with the American Stock Exchange and other corporate matters.

Regulatory fees decreased by $7,007 as a result of exchange fees paid during the same period in the prior fiscal year relating to a private placement financing carried out by the Company. No such fees were incurred during the period.

Travel, promotion and investor relations decreased by $369,187 as a result of a one time fee paid during the same period in the prior fiscal year relating to a mail out of marketing materials. No such fees were paid during the current period.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Net Loss	Loss per share
September 30, 2007	$ 80,210	$ 625,014	$ 0.03
June 30, 2007	$ 103,380	$ 611,027	$ 0.03
March 31, 2007	$ 66,020	$ 1,889,260	$ 0.10
December 31, 2006	$ 17,435	$ 1,072,214	$ 0.07
September 30, 2006	$ 7,449	$ 1,050,693	$ 0.08
June 30, 2006	$ 6,231	$ 368,972	$ 0.03
March 31, 2006	$ 3,671	$ 1,749,696	$ 0.17
December 31, 2005	$ 5,348	$ 462,209	$ 0.04

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $7,901,841 at September 30, 2007 compared to working capital of $13,906,662 at March 31, 2007, representing a decrease in working capital by $6,004,821. As at September 30, 2007, the Company had net cash on hand of $3,076,936 compared to $14,156,515 at March 31, 2007. Net cash on hand decreased by $11,079,579, resulting from inflows of net cash of $740,510 from various exercise of options and warrants less cash utilized for operations of $948,144, short-term investments of $4,925,864, resource property acquisition payments pursuant to agreements of $91,205, deferred exploration expenses of $5,788,727 and purchase of furniture and equipment of $66,149. During the same period in the prior fiscal year, the Company raised net cash of $2,105,900 from various exercise of warrants and utilized $1,038,533 of its cash for operations, $285,194 for resource property acquisition payments pursuant to agreements, $1,575,781 for deferred exploration expenses and $15,978 for purchase of computers.

The Company’s short-term investments are placed only in Banker’s Acceptance notes and the Company has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Current assets excluding cash at September 30, 2007 increased by $5,025,345, from $101,849 at March 31, 2007 to $5,127,194 at September 30, 2007. The increase in current assets is attributable to increases in short-term investments by $5,035,368 and goods and services taxes recoverable by $14,194 partially offset by a decrease in prepaid expenses and deposits by $24,217.

Current liabilities at September 30, 2007 which mainly consisted of accounts payable and accrued liabilities of $302,289, of which $85,455 was due to related parties and $216,834 was due to various exploration vendors. Current liabilities decreased by $49,413 as a result of payments of outstanding obligations to various exploration vendors.

The following shows the Company’s contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years

Lease commitments(1)	$89,911	$89,911	$Nil	$Nil

 (1) The Company has entered into lease agreements for its corporate office premises.

The Company also has various commitments related to resource properties as described in Item 1.2 – Overall Performance.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company paid $91,205 and issued 40,000 shares at a deemed price of $3.65 per share. In addition, the Company incurred deferred exploration expenses of $5,897,657on these properties.

During the six months ended September 30, 2007, the Company raised net cash of $740,510 as follows:

1.

568,275 common shares were issued for gross proceeds of $740,510 on exercise of 445,250 warrants at $1.00 per share and 123,025 warrants at $2.40 per share.

During the year ended March 31, 2007, the Company raised net cash of $20,873,250 as follows:

1.

The Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.25 per share for a period of two years.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $4.00 for a period of 20 consecutive trading days after 9 months from issuance of these warrants, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders’ fees of $761,063 in cash and 452,500 share purchase warrants exercisable at a price of $3.25 per share for a period of two years were paid in connection with this private placement.

2.

The Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per share for a period of eighteen months expiring April 30, 2008.

The Company paid cash of $185,998 and issued 169,720 share purchase warrants exercisable at a price of $2.40 per share for a period of eighteen months expiring April 30, 2008, as finder’s fees on this private placement.

3.

2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.

The other sources of funds potentially available to the Company as of November 14, 2007 are through the exercise of outstanding 1,042,695 share purchase warrants at $2.40 per share which expire April 30, 2008 and 3,263,750 share purchase warrants at $3.25 per share which expire February 16, 2009 and 873,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011 and 19,000 options at $3.38 per share which expire March 7, 2012. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company’s overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

Included in professional fees is $17,180 (2006 - $7,908) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $15,000 (2006 - $6,000) for accounting fees to a company controlled by a director and officer of the Company during the six months ended September 30, 2007.

Included in consulting fees, wages and benefits is $26,500 (2006 - $24,677) paid or accrued for consulting fees paid to an officer of the Company during the six months ended September 30, 2007.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. During the six months ended September 30, 2007, the Company paid consulting fees and benefits of $55,696 (2006 - $53,492) under this agreement.

During the six months ended September 30, 2007, the Company paid or accrued $45,000 (2006 - $42,694) for geological fees to a director of the Company. These costs have been included in resource properties.

These charges were measure by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $85,455 (March 31, 2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10

Fourth Quarter and Subsequent Events

The following events occurred subsequent to September 30, 2007:

1.

The Company completed an underwritten private placement arranged by a syndicate of underwriters consisting of 3,300,000 units of the Company for gross proceeds of $13,530,000.

The Company entered into an agreement with the underwriters pursuant to which the Company carried out a private placement of 3,000,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $12,300,000. In addition, under the agreement, the Company granted the underwriters an overallotment option to purchase up to an additional 300,000 units for additional gross proceeds of $1,230,000. This option was exercised in full by the underwriters.

Each unit consists of one common share and on-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 28, 2008. In the event the Company’s common shares trade at a closing price on the Exchange of greater than $6.00 per share for a period of 20 consecutive trading days at any time after 4 months and 1 day after the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants shall expire on the 30th day after the date on which such notice is given by the Company.

The underwriters received a cash commission equal to 5% of the gross proceeds raised under the offering plus broker warrants equal to 10% of the number of units sold under the offering. The broker warrants shall be exercisable into common shares at a price of $4.25 per broker warrant for a period of 18 months expiring May 28, 2008.

2.

The Company granted incentive stock options to purchase 100,000 common shares at a price of $3.60 per share to a director of the Company.

3.

80,000 common shares were issued for gross proceeds of $125,000 on exercise of warrants.

4.

200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

5.

4,000 common shares were issued at $3.09 per share pursuant to finder’s fees related to a resource property option agreement. See “1.2 Over all Performance - Asumura Gold  Project”.

1.11

Critical Accounting Estimates

Not applicable to Venture Issuers.

1.12

Changes in Accounting Policies including Initial Adoption

Effective July 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

1.

Comprehensive Income (Section 1530):

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard has no impact on the Company’s consolidated financial statements for the period ended September 30, 2007.

2.

Financial Instruments – Recognition and Measurement (Section 3855):

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

3.

Financial Instruments – Disclosure and Presentation (Section 3861):

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company’s financial instruments include cash and cash equivalents, short-term investments, goods and services taxes recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the period ended September 30, 2007.

4.

Hedging (Section 3865):

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

1.13

Financial Instruments and Other Instruments

1.

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars.  As at September 30, 2007, the Company had $1,070,000 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

2.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk.  The Company employs established credit approval practices to mitigate this risk.

1.14

Other Requirements

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of September 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the six months ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company’s issued and outstanding share capital as at November 14, 2007 are as follows:

(a)

Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2006	12,164,418	$ 4,981,915
Issued on acquisition of mineral properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to a private placement
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise of options and warrants	-	62,825

Balance, March 31, 2007	22,808,178	25,459,176

Issued on acquisition of resource properties
- at $3.09	4,000	12,360
- at $3.65	40,000	146,000

Issued for cash:
Pursuant to the exercise of warrants
- at $0.92	200,000	184,000
- at $1.00	445,250	445,250
- at $2.40	123,025	295,260
- at $3.25	20,000	65,000
Transferred from contributed surplus for the exercise of options and warrants	-	92,556

Balance, November 14, 2007	23,700,453	$ 26,759,602

(c)

Shares held in escrow

As at November 14, 2007, 22,500 (March 31, 2007 - 45,000)  common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)

Stock options

The following table summarizes the stock options outstanding and exercisable at November 14, 2007:

Exercise price	Number outstanding at November 14, 2007	Expiry date	Number exercisable at November 14, 2007

$0.92	873,315	February 3, 2010	873,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	768,750
$2.85	100,000	December 19, 2011	62,500
$3.38	19,000	March 7, 2012	9,500
	2,502,315		1,994,065

(e)

Warrants

The following warrants were outstanding at November 14, 2007. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
1,042,695 (2)	$2.40	April 30, 2008
3,263,750 (2)	$3.25	February 16, 2009

(1)

These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2)

These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(3)

These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.